SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
UBID.COM HOLDINGS, INC.
(Name Of Subject Company (Issuer))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

903468 10 6
(CUSIP Number of Class of Securities (Underlying Common Stock))

Jeffrey D. Hoffman
President and Chief Executive Officer
uBid.com Holdings, Inc.
8725 W. Higgins Road, Suite 900
Chicago, Illinois 60631
(773) 272-5000
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
With copies to:

Miguel A. Martinez, Jr. Chief Financial Officer uBid.com Holdings, Inc. 8725 W. Higgins Road, Suite 900 Chicago, Illinois 60631 (773) 272-5000	Thomas Steichen, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street Suite 4000 Minneapolis, Minnesota 55402 (612) 492-7338

CALCULATION OF FILING FEE

Transaction Valuation Amount of Filing fee
$491,050 $19.30*

* Previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.            Filing Party: Not applicable.
Form or Registration No.: Not applicable.           Date Filed: Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
 ☐third-party tender offer subject to Rule 14d-1.
 ☒issuer tender offer subject to Rule 13e-4.
 ☐going-private transaction subject to Rule 13e-3.
 ☐amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), as filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2008, amends and supplements the Tender Offer Statement on Schedule TO dated February 19, 2008 (the “Initial Statement”), and relates to an offer by uBid.com Holdings, Inc., a Delaware corporation (“uBid”), to certain holders of outstanding options to purchase its Common Stock that were granted in 2005 and 2006 and which have an exercise price per share that is more than $2.00, to exchange such options for shares of restricted stock granted under uBid’s 2005 Equity Incentive Plan as set forth under the Offer to Exchange Restricted Stock for Certain Outstanding Stock Options dated February 19, 2008 (the “Offer to Exchange”) and upon the terms and subject to the conditions described in the Offer to Exchange attached thereto as Exhibit (a)(1)(A). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Exchange.

This Amendment No. 1 is made to report the results of the Offer to Exchange.

The Initial Statement is hereby amended and supplemented by including the following:

“The offering period expired at 9:00 p.m., U.S. Central Time, on March 18, 2008. Pursuant to the Offer to Exchange, uBid has accepted for cancellation options to purchase an aggregate of 785,000 shares of uBid’s Common Stock. We will enter into Restricted Stock Agreements with each participating employee and issue an aggregate of 261,667 restricted stock rights.”

This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBID.COM HOLDINGS, INC.

Date: March 19, 2008	By:	/s/ Jeffrey D. Hoffman
Jeffrey D. Hoffman
Title: Chief Executive Officer